Sao Paulo, Brazil, May 26th, 2004 - Companhia Brasileira de Distribuicao (CBD) - (BOVESPA: PCAR4; NYSE: CBD), the largest retailer in Brazil, announced today that Mr. Luiz Antonio Amarante, Planning Director, will undertake the duties of Finance and Controlling Departments of the Company. Mr. Amarante has been working as Planning Director at CBD since 1998, with prior experience in companies such as Sanbra S/A and Santista Alimentos S/A (Grupo Bunge).

The Management of CBD believes that the appointment of Mr. Luiz Antonio Amarante reinforces the Company's commitment with strict cost control and the ongoing effort to balance its capital structure, aiming to operate efficiently and strengthen its growth, guaranteeing the return for its shareholders and the creation of value for the Company.